Exhibit 1

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006 and 2005

(UNAUDITED)

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

January 9, 2007

To the Audit Committee of CanWest Global Communications Corp.

In accordance with our engagement letter dated June 29, 2006, we have reviewed the accompanying interim consolidated balance sheet of CanWest Global Communications Corp. (the “Company”) as at November 30, 2006 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three month periods ended November 30, 2006 and 2005. These interim consolidated financial statements are the responsibility of the Company’s management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended
	November 30, 2006	November 30, 2005
		(Revised notes 1 and 6)
Revenue	860,436	847,796
Operating expenses	419,461	406,729
Selling, general and administrative expenses	214,323	207,767

	226,652	233,300
Amortization of intangibles	1,401	5,575
Amortization of property, plant and equipment	23,859	23,532
Other amortization	571	1,454

Operating income	200,821	202,739
Interest expense	(44,757)	(52,510)
Interest income	1,609	515
Amortization of deferred financing costs	(2,411)	(1,949)
Interest rate and foreign currency swap gains (losses)	8,779	(120,539)
Foreign exchange gains (losses)	2,877	(574)
Investment gains, losses and write-downs (note 5)	10	101,218
Loss on debt extinguishment (note 4)	—	(116,589)

	166,928	12,311
Provision for (recovery of) income taxes (note 3)	57,729	(54,826)

Earnings before the following	109,199	67,137
Minority interest	(43,876)	(43,715)
Interest in earnings of equity accounted affiliates	363	830
Realized currency translation adjustments	(425)	(116)

Net earnings from continuing operations	65,261	24,136
Earnings from discontinued operations (note 6)	1,102	5,769

Net earnings for the period	66,363	29,905

Earnings per share from continuing operations (note 7):
Basic	$0.37	$0.14
Diluted	$0.37	$0.14
Earnings per share (note 7):
Basic	$0.37	$0.17
Diluted	$0.37	$0.17

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In thousands of Canadian dollars)

	As at November 30, 2006	As at August 31, 2006
ASSETS
Current Assets
Cash	76,327	283,104
Accounts receivable	628,559	454,452
Inventory	12,627	13,362
Investment in broadcast rights	226,321	188,229
Future income taxes	9,307	17,799
Other current assets	53,675	41,328
Assets of discontinued operations (note 6)	494	621

	1,007,310	998,895
Other investments	21,521	17,890
Investment in broadcast rights	40,797	30,493
Property, plant and equipment	698,445	692,698
Future income taxes	170,297	178,083
Other assets	130,529	130,797
Intangible assets	1,195,729	1,173,956
Goodwill	2,442,799	2,418,149
Assets of discontinued operations (note 6)	1,907	1,847

	5,709,334	5,642,808

LIABILITIES
Current Liabilities
Bank indebtedness	24,341	—
Accounts payable	149,302	157,659
Accrued liabilities	276,472	282,825
Income taxes payable	23,583	2,040
Broadcast rights accounts payable	101,233	72,536
Deferred revenue	36,173	35,860
Future income taxes	45,745	43,409
Current portion of long term debt and obligations under capital leases	8,037	7,890
Liabilities of discontinued operations (note 6)	508	514

	665,394	602,733
Long term debt and related foreign currency swap liability (note 4)	2,637,189	2,766,935
Interest rate and foreign currency swap liability	135,067	142,172
Obligations under capital leases	11,153	12,461
Other accrued liabilities	195,334	165,669
Future income taxes	97,914	96,822
Minority interest	519,989	484,739
Liabilities of discontinued operations (note 6)	149	162

	4,262,189	4,271,693

Contingencies (note 11)
SHAREHOLDERS’ EQUITY
Capital stock	850,228	850,219
Contributed surplus	12,000	11,208
Retained earnings	593,507	527,144
Cumulative foreign currency translation adjustments	(8,590)	(17,456)

	1,447,145	1,371,115

	5,709,334	5,642,808

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended
	November 30, 2006	November 30, 2005
Retained earnings - beginning of year	527,144	348,472
Net earnings for the period	66,363	29,905

Retained earnings - end of period	593,507	378,377

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended
	November 30, 2006	November 30, 2005
		(Revised note 6)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the period	66,363	29,905
Earnings from discontinued operations for the period	(1,102)	(5,769)
Items not affecting cash
Amortization	28,242	32,510
Non-cash interest expense	(948)	1,261
Future income taxes	19,219	(84,533)
Realized currency translation adjustments	425	116
Interest rate and foreign currency swap losses net of settlements	(7,396)	22,945
Loss on debt extinguishment	—	116,589
Investment gains, losses and write-downs	(10)	(101,218)
Pension expense in excess of employer contributions	2,387	3,933
Minority interests	43,876	43,715
Earnings from equity accounted affiliates	(363)	(830)
Foreign exchange gains	(2,525)	(726)
Stock based compensation expense	901	640

	149,069	58,538
Changes in non-cash operating accounts	(164,882)	(109,838)

Cash flows from operating activities of continuing operations	(15,813)	(51,300)
Cash flows from operating activities of discontinued operations	59	2,915

Cash flows from operating activities	(15,754)	(48,385)

INVESTING ACTIVITIES
Other investments	(1,487)	—
Investment in broadcast licenses	(338)	(1,066)
Acquisitions (note 2)	(8,794)	—
Proceeds from sale of discontinued operations	—	2,850
Proceeds from divestitures	—	515,804
Proceeds from sale of property, plant and equipment	876	970
Purchase of property, plant and equipment	(21,744)	(20,675)
Investing activities of discontinued operations	—	(199)

	(31,487)	497,684

FINANCING ACTIVITIES
Issuance of long term debt, net of financing costs	—	816,940
Repayment of long term debt	—	(1,376,450)
Advances (repayments) of revolving facilities net of financing costs	(169,513)	581,546
Increase in bank indebtedness	24,341	—
Settlement of swap liabilities	—	(354,205)
Swap recouponing payments	—	(48,726)
Payments of capital leases	(1,161)	(458)
Issuance of share capital	9	103
Issuance of share capital to minority interest	1	498
Payment of distributions to minority interest	(14,894)	(3,852)
Financing activities from discontinued operations	—	(1,658)

	(161,217)	(386,262)

Foreign exchange gain on cash denominated in foreign currencies	1,681	1,342

Net change in cash	(206,777)	64,379
Cash – beginning of period	283,104	28,947

Cash – end of period	76,327	93,326

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006 AND 2005

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in conventional television, out-of-home advertising, publications, specialty cable channels, and websites in Canada, Australia, New Zealand, Turkey, and the United Kingdom. The Company’s operating segments include television, publications and interactive operations, radio and outdoor advertising. In Canada, the Television segment includes the operation of the Global Television Network, TVtropolis, and various other conventional and specialty channels. The Australian Television segment includes TEN Group Pty Limited’s (“TEN Group”) TEN Television Network (“Network TEN”). The Canadian Publications and Interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Company’s ownership of the publications and interactive operations, excluding the National Post, is held through CanWest MediaWorks Limited Partnership (“Limited Partnership”). The New Zealand Television segment includes CanWest MediaWorks (NZ) Limited’s 3 and C4 Television Networks. The New Zealand Radio segment includes CanWest MediaWorks (NZ) Limited’s RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Turkey Radio segment is comprised of four radio brands: Super FM, Metro FM, Joy FM and Joy Turk FM. The United Kingdom Radio segment is comprised of two radio stations comprised of 106FM in the Solent region and the development of a second license in Bristol. The Australian Outdoor Advertising segment includes Eye Corp Pty Limited (“Eye Corp”), an outdoor advertising operation which is wholly owned by TEN Group. The Company’s economic interest in the Limited Partnership, TEN Group and CanWest MediaWorks (NZ) Limited is 74.2%, 56.4% and 70%, respectively. Corporate and Other includes various investments in media operations and corporate costs.

The Company’s broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publications and interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

Reclassification of prior year amounts

Certain prior year amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

2.	ACQUISITIONS AND DIVESTITURES

Acquisition

On September 15, 2006, Eye Corp acquired 100% of Ultimate Media Group Pty Limited for cash consideration of $8.2 million (AUS$10.3 million). The principal business activity of this company is the sale of out-of-home advertising in the United States.

Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the preliminary fair value of the assets and liabilities acquired is as follows:

Property, plant and equipment	557
Site licenses	2,469
Goodwill	6,506
Liabilities	(738)

8,794

Divestiture

On October 13, 2005, the Company divested 25.8% of its publications and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company for net proceeds of $515.8 million. Approximately 26% of the Company’s units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions as the other partnership units. As a result of the transaction, the Company recorded a dilution gain of $100.1 million (note 5).

3.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	For the three months ended November 30,
	2006	2005
Income taxes at combined Canadian statutory rate of 34.19% (2005 – 34.65%)	57,072	4,266
Non-taxable portion of capital (gains) and losses	1	(2,261)
Increase in valuation allowance on future tax assets	523	3,435
Effect of foreign income tax rates differing from Canadian income tax rates	(3,864)	(4,800)
Change in expected future tax rates	91	(2,985)
Large corporations tax	—	934
Non-deductible expenses	792	1,021
Non-taxable dilution gain on disposition to Limited Partnership	—	(43,974)
Limited Partnership net earnings allocated to minority interests	(4,803)	(2,606)
Non-deductible foreign exchange losses	(884)	—
Effect of uncertain tax positions	7,838	(7,052)
Other	963	(804)

Provision for (recovery of) income taxes	57,729	(54,826)

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made.

4.	LONG TERM DEBT

	As at November 30, 2006	As at August 31, 2006
Senior Secured Credit facility (1) (2)	259,538	422,249
Senior unsecured notes (2)	285	277
Senior subordinated notes (2)	897,643	872,031
CanWest MediaWorks Limited Partnership Secured Credit facility	825,000	825,000
Term bank loan NZ$176,000 (Aug. 31, 2006 – NZ$185,000)	137,614	133,977
Bank loan AUS$170,000 (Aug. 31, 2006 – AUS$170,000)	153,221	143,514
Senior unsecured notes US$125,000 (Aug. 31, 2006 – US$125,000)	142,685	138,320
Senior notes AUS$150,000 (Aug. 31, 2006 – AUS$150,000)	135,195	126,630
Other	4,250	4,250

	2,555,431	2,666,248
Effect of foreign currency swap	86,008	104,937

Long term debt	2,641,439	2,771,185
Less portion due within one year	(4,250)	(4,250)

Long term portion	2,637,189	2,766,935

Except for the changes noted in (1) below the terms and conditions of the long term debt are the same as disclosed in the August 31, 2006 consolidated financial statements.

(1)	In September 2006, the Company applied $179 million in proceeds from the sale of TV3 Ireland to reduce the balance outstanding under the facility; concurrently the total availability under the facility was reduced to $513 million. As a result of the reduction of the facility, $0.9 million of deferred financing costs were expensed and were classified as amortization of deferred financing costs on the statement of earnings. As at November 30, 2006, the Company had $188.5 million, net of letters of credit of $41.0 million, and overdrafts of $24.0 million, available on this facility.
(2)	The Company settled debt and associated swaps as follows:

i.	In October 2005, the Company completed a tender offer for its 10.625% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $765.8 million was retired for cash of $849.4 million. In addition, deferred financing and other costs of $27.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $75.3 million, net of tax of $35.3 million. As a result of the repayment of these notes the Company recorded a swap loss of $34.5 million, net of tax of $19.0 million related to the associated cross currency interest rate swaps.

ii.	In October 2005, the Company retired its senior credit facility. Debt with a book value of $526.4 million was settled for cash of $526.4 million. In addition, deferred financing costs of $6.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. In addition, as a result of the settlement of this debt, the Company recorded a loss of $46.3 million, net of tax of $25.4 million related to the associated interest rate and cross currency interest rate swaps.
iii.	In November 2005, the Company retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364.0 million.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500.0 million). There were also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of nil during the three months ended November 30, 2006 (2005 – $119.0 million). In 2005, $69.8 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

5.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains and losses.

	For the three months ended November 30,
	2006	2005
Dilution gain – sale of 25.8% of Limited Partnership (note 2)	—	100,133
Dilution gain – TEN Group and CanWest MediaWorks NZ Limited	1	63
Other	9	1,022

	10	101,218

6.	DISCONTINUED OPERATIONS

During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. The Company completed the sale of TV3 Ireland on August 31, 2006. In November 2006, the Company finalized the working capital adjustment with respect to the sale and recorded an additional gain of $1 million. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland Television segment. The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by nil for the three months ended November 2006 (2005 – $5 million). Cash flows from operating activities of continuing operations have been decreased by nil for the three months ended November 30, 2006 (2005 – $1 million).

During September 2006, the Company announced that it had reached an agreement to sell its Canadian radio stations for $15 million as they were not considered core operating assets. The closing of the transaction is dependent upon obtaining regulatory approval which the Company expects will be granted within the next year. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the Canadian radio stations were reported within the Canadian Television segment. The classification of the Canadian radio stations as a discontinued operation has increased earnings from continuing operations by less than a million dollars for the three months ended November 30, 2006 (2005 – less than a million dollars). Cash flows from operating activities of continuing operations have been decreased by less than a million dollars for the year ended August 31, 2006 (2005 – less than a million dollars).

The earnings (loss) from discontinued operations are summarized as follows:

	For the three months ended November 30,
	2006	2005
Revenue	756	13,891

Earnings (loss) from discontinued operations before tax expense	(140)	6,258
Income tax expense (recovery)	(151)	489

Earnings from discontinued operations before gain on sale(1)	11	5,769
Gain on sale of discontinued operations, net of tax of $40	1,091	—

Earnings from discontinued operations	1,102	5,769

Earnings from discontinued operations per share (in dollars):
Basic	$0.01	$0.03
Diluted	$0.01	$0.03

(1)	The Company has not allocated interest on the parent company’s debt to discontinued operations.

The carrying value of the net assets related to the discontinued operations is as follows:

	As at November 30, 2006	As at August 31, 2006
Other current assets	494	621
Other non-current assets	1,907	1,847
Other current liabilities	(508)	(514)
Long term liabilities	(149)	(162)

Net assets	1,744	1,792

7.	EARNINGS PER SHARE

The following table provides a reconciliation of the denominators used in computing basic and diluted earnings per share.

	For the three months ended November 30,
	2006	2005
Basic weighted average shares outstanding during the period	177,432,054	177,400,415
Dilutive effect of options	248,090	264,656

Diluted weighted average shares outstanding during the period	177,680,144	177,665,071

Options outstanding that would have been anti-dilutive	3,408,994	1,751,072

8.	STOCK BASED COMPENSATION

The Company utilizes the fair value approach to account for stock based compensation on a prospective basis for options granted after September 1, 2003, and as a result, the Company has recorded compensation expense and a credit to contributed surplus for the three months ended November 30, 2006 of $0.5 million (2005 - $0.4 million). The fair value of the options granted during the three months ended November 30, 2006 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2005 – nil), an expected volatility of 27% (2005 - 31%), risk free interest rates of 4.0% (2005 - 4.0%) and an expected life of seven years (2005 – seven years). During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the three months ended November 30, 2006, the Company recorded compensation expense, and a credit to contributed surplus, of $0.2 million (2005 – $0.2 million) related to these shares.

The total fair value of 675,250 stock options granted by the Company in the three months ended November 30, 2006 with an average exercise price of $10.18 per option was $2.6 million, a weighted average fair value per option of $3.88. During the three months ended November 30, 2005, 982,750 stock options with an average exercise price of $10.10 per option were granted with a total fair value of $4.1 million, and a weighted average fair value per option of $4.17. The options granted generally vest twenty percent annually.

The proforma cost of share compensation expense, for awards granted prior to September 1, 2003, for the three months ended November 30, 2006 would be $0.1 million (2005 – $0.2 million). A value of $0.6 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations, basic and diluted earnings per share for the three months ended November 30, 2006 would be $65.1 million, $0.37 and $0.37 respectively (2005 – $23.9 million, $0.13, and $0.13). The resulting proforma net earnings, basic and diluted earnings per share for the three months ended November 30, 2006 would be $66.2 million, $0.37 and $0.37 respectively (2005 – $29.7 million, $0.17, and $0.17).

CanWest MediaWorks (NZ) Limited has a stock option plan for certain officers and employees. CanWest MediaWorks (NZ) Limited has a total of 5.6 million options outstanding under the plan. The Company has included an expense of $0.1 million for the three months ended November 30, 2006 (2005 – $0.1 million).

CanWest MediaWorks Limited Partnership has a performance unit plan for certain officers and employees. CanWest MediaWorks Limited Partnership has issued 0.6 million units for the three months ended November 30, 2006 and has a total of 1.0 million units outstanding under the plan. The Company has included an expense of $0.3 million for the three months ended November 30, 2006 (2005 – $0.1 million).

9.	RELATED PARTY TRANSACTIONS

In October 2005, the Company settled notes held by CanWest Communications Corporation, the Company’s parent at that date, with a book value of $49.7 million (US$41.9 million) under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. The loss on these notes was included in loss on debt extinguishment on the statement of earnings. During the three months ended November 30, 2006, interest expense related to this debt totaled nil (2005 - $0.7 million).

A company affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. During the three months ended November 30, 2006, rent paid to this company amounted to $0.3 million (2005 - $0.3 million) and is included in selling, general and administrative expenses. The annual obligations under these operating leases of $1.1 million continue until August 2010.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

10.	PENSION AND POST RETIREMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for our plans is currently June 30. Information regarding the components of net periodic benefit cost for our defined benefit plans is presented below:

	For the three months ended November 30,
	Pension benefits		Post retirement benefits
	2006	2005	2006	2005
Current service cost	4,534	4,245	419	451
Accrued interest on benefits	7,025	6,153	679	631
Expected return on plan assets	(6,306)	(5,800)	—	—
Amortization of transitional obligation	108 -	108	76	76
Amortization of past service costs	302	302	34	34
Amortization of net actuarial loss (gain)	1,547	1,369	(44)	15
Changes in valuation allowance	(21)	(21)	—	—

Total pension and post retirement benefit expense	7,189	6,356	1,164	1,207

11.	CONTINGENCIES

(a)	The Company has requested arbitration related to $94.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $108.3 million by the Company. The outcome and recoverability of these amounts is not currently determinable and therefore, they are not currently recorded.

(b)	In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defense, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not currently determinable and the Company intends to vigorously defend this lawsuit.

(c)	CanWest MediaWorks (NZ) Limited has received a Statement of Position from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of NZ$14.4 million on the treatment of its optional convertible notes. A Notice of Proposed Adjustment is an instrument through which the New Zealand Inland Revenue advises a taxpayer that it is considering amending its tax assessment from that in the tax return and is not a confirmation of liability. CanWest MediaWorks (NZ) Limited is confident that the tax treatment that it has applied to the notes is appropriate and does not believe that any material additional tax liability will result and CanWest MediaWorks (NZ) Limited intends to dispute the proposed adjustments.

(d)	The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not currently determinable.

(e)	The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

12.	SEGMENTED INFORMATION

The Company operates primarily within the publications and interactive, television, radio and outdoor advertising industries in Canada, Australia, New Zealand, Turkey, and United Kingdom. Segmented information has been retroactively revised to reflect the Company’s current reportable segment structure.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegmented information as if the sales were to third parties.

Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	Revenue(1)		Segment operating profit
	2006	2005	2006	2005
		(Revised note 6)		(Revised note 6)
Operating Segments
Publications and Interactive - Canada	343,867	341,298	87,754	81,624

Television
Canada	207,896	186,794	37,681	29,081
Australia	215,860	230,696	86,697	104,490
New Zealand	33,919	36,100	12,122	12,275

	457,675	453,590	136,500	145,846

Radio
New Zealand	21,660	23,572	6,030	7,018
Turkey	3,385	—	1,190	—
United Kingdom	234	—	(823)	—

	25,279	23,572	6,397	7,018

Outdoor - Australia	35,528	29,674	5,026	7,469
Intersegment revenues	(1,913)	(338)
Corporate and other	—	—	(9,025)	(8,657)

	860,436	847,796	226,652	233,300

Amortization of intangibles			1,401	5,575
Amortization of property, plant and equipment			23,859	23,532
Other amortization			571	1,454

Operating income			200,821	202,739
Interest expense			(44,757)	(52,510)
Interest income			1,609	515
Amortization of deferred financing costs			(2,411)	(1,949)
Interest rate and foreign currency swap losses			8,779	(120,539)
Foreign exchange gains (losses)			2,877	(574)
Investment gains, losses and write-downs			10	101,218
Loss on debt extinguishment			—	(116,589)

Earnings before income taxes and other items			166,928	12,311

(1)	Represents revenue from third parties. In addition, the following segments recorded intercompany revenues: Canadian Television – $0.5 million (2005 – $0.3 million), Publications and Interactive – Canada – $1.4 million (2005 - nil).

13.	SUBSEQUENT EVENTS

(a)	In December 2006, Eye Corp announced that it has reached an agreement to acquire 100% of Foxmart Media LLC, which holds advertising rights in 70 malls within the United States.

(b)	On January 10, 2007, the Company announced that it, in conjunction with private equity firm, Goldman Sachs Capital Partners, has entered into exclusive discussions with Alliance Atlantis Communications Inc. and its controlling shareholder, Southhill Strategy Inc., regarding the possible purchase of Alliance Atlantis Communications Inc. There can be no assurance that these discussions will result in a definitive agreement.